Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LuxyList Inc.
244 5th Ave, S219
New York, NY 10001
https://luxylist.it

Up to $1,234,999.00 in Common Stock at $1.70
Minimum Target Amount: $14,999.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LuxyList Inc.
Address: 244 5th Ave, S219, New York, NY 10001
State of Incorporation: NY
Date Incorporated: September 04, 2020

Terms:

Equity

Offering Minimum: $14,999.10 | 8,823 shares of Common Stock
Offering Maximum: $1,234,999.00 | 726,470 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.70
Minimum Investment Amount (per investor): $249.90

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Testing the Waters: 5%

Loyalty list: 10% bonus - As you are a gift-giver or gift-reciever or friends and family of LuxyList, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500 + and receive Verified owners badge Shout out on our recognition page Beta access to LL 2.0 Early access to all new features

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares + Beta access to LL 2.0

*Early access to all new features + Shout out on our recognition page + Verified owner profile badge + 1 year PRO membership when launched

Tier 3 Perk: Invest $5,000 + and receive 5% bonus shares + Beta access to LL 2.0

*Early access to all new features Shout out on our recognition page + Verified owner profile badge + Merch: Tshirt + Tote 'Luxy' Bag + 100 gift credits

+ **Lifetime PRO membership when launched

Tier 4 Perk: Invest $10,000+ and receive 10% bonus shares + Beta access to LL 2.0

*Early access to all new features Shout out on our recognition page + Verified owner profile badge + Merch: Tshirt + Tote 'Luxy' Bag + 500 gift credits

+**Lifetime Pro membership when launched for you and 1 membership to gift

Tier 5 Perk: Invest $50,000+ and receive 15% bonus shares + Beta access to LL 2.0

*Early access to all new features + Shout out on our recognition page + Verified owner profile badge + Merch: Tshirt + Tote 'Luxy' Bag + 1000 gift credits

+ **Lifetime PRo membership when launched for you and 5 memberships to gift

+ Invite to Private event/dinner with LL staff in NYC

*Early Access: Investors will receive access to new features and products approximately 1 month prior to the official release to the general public of the new feature and or product. Term of perk: Investors will receive early access to new features and products for as long as they own LuxyList Non-Voting Common Stock.

**Pro membrship target launch in 2025 and will include access to premium features

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

LuxyList will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.70 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $170. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

LuxyList, Inc. is a secure social gifting platform designed to enable online personalities and their fans to engage in meaningful gifting experiences. The platform allows "Listers" (Wishlist owners) to create public wish-lists featuring items they desire, ranging from luxury fashion and jewelry to dream vacations and experiences. Fans, referred to as "Gifters," can browse these wish-lists and purchase gifts for their favorite creators directly through LuxyList. Acting as a secure intermediary, LuxyList handles all financial transactions and logistics, ensuring the gift is delivered to the Wishlist owner without the need for sharing personal addresses.

Business Model

LuxyList operates on a commission-based model, charging a 15% fee on the value of each gift purchased. Additionally, the company leverages strategic merchant partnerships to generate commissions on every sale. This dual-revenue approach creates a robust and sustainable financial structure.

Corporate Structure

LuxyList, Inc. was incorporated on August 28, 2020, in the state of New York. The company's headquarters are located in New York, New York. LuxyList, Inc. does not have any parent companies, subsidiaries, or previous entities.

Intellectual Property

LuxyList, Inc. has applied for several trademarks to protect its brand identity, including the "LuxyList" name and logo. These applications have been filed with the United States Patent and Trademark Office (USPTO). Additionally, the company has developed proprietary software and algorithms to facilitate secure transactions and efficient logistics management, which are protected as trade secrets.

Corporate History

LuxyList, Inc. was incorporated on August 28, 2020, in the state of New York. The company launched its platform in 2021 and has since grown to a vibrant community of over 9,000 users, processing more than $2 million in gifts and fulfilling over 10,000 dreams.

Competitors and Industry

Industry

LuxyList operates at the intersection of three rapidly growing markets: the creator economy, luxury goods, and the gifting industry. The global creator economy was valued at $103.8 billion in 2022 and is projected to reach $485.3 billion by 2030. The luxury goods market, valued at $284 billion in 2023, is expected to grow to $392.4 billion by 2030. The global gifting market is estimated to reach $14 billion by the end of 2024 and grow to $17.13 billion by 2029.

Competitors

LuxyList operates in a unique niche within the gifting and creator economy space. Our direct competitors include platforms like Throne, which offers private gifting for gamers, and GiftHero, wishlist gifting for family and friends that requires the Gifter to know the recipient mailing address. Indirect competitors consist of traditional e-commerce and luxury goods platforms such as Amazon and Neiman Marcus, which offer extensive luxury product catalogs but lack personalized, private gifting options tailored to the creator-fan dynamic. We believe LuxyList's unique value proposition lies in its secure, address-free gifting model and its focus on fostering meaningful connections between fans and content creators of all kinds.

Current Stage and Roadmap

Current Stage

LuxyList has been live and open to the public since Nov 2021. Our proof of concept is backed up by our traction.

We started in mid 2021 and our revenues reached close to $500k within 6 months. Since our inception we have reached approximately $2.5million in gross revenues. We are approaching engaged 10,000 followers on our website and we have not started marketing of any substance.

Road Map

LuxyList aims to:

Partner with Shopify to migrate its technology to a trusted e-commerce platform.

Integrate AI to improve user experience and drive higher conversion rates.

Enable creators to curate multiple wishlists for different occasions.

Integrate with popular social media and creator platforms to streamline gifting.

Automate ordering systems to ensure smooth and error-free transactions.

Introduce group gifting options for fans to pool resources.

Expand its community to include podcasters, educators, entertainers, and rising stars.

Develop strategic partnerships with a wider range of luxury and aspirational brands.

Rebrand to better reflect the community it serves after fulfilling over 10,000 wishes.

We believe that by investing in these initiatives, LuxyList aims to revolutionize fan-creator connections, making it easier for fans to gift creators meaningfully while ensuring creators receive the gifts they truly desire.

The Team

Officers and Directors

Name: Shantel Devonne Evans

Shantel Devonne Evans's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, Director, and Principal Accounting Officer
  Dates of Service: September, 2020 - Present
  Responsibilities: Leverages experience in both the military and the tech industry to foster a culture of innovation and strategic thinking, constantly seeking ways to revolutionize the gifting experience. Salary: $0 (Focus on building value rather than taking a salary) Equity compensation: 68%

Other business experience in the past three years:

- Employer: The Primestone Group
  Title: President
  Dates of Service: January, 2019 - Present
  Responsibilities: Leads a team of construction specialists, leveraging AI and collaboration to deliver claims consulting, project management, and cost estimation services on commercial projects. Primestone thrives as a fully-remote company.

Name: Donia Christine Love

Donia Christine Love's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Consulting COO
  Dates of Service: September, 2020 - Present
  Responsibilities: Oversees day-to-day operations and optimizes processes to maintain lean, frictionless, and efficient workflows. Acts as the cheerleader/sounding board/partner/biggest fan to the CEO, mentors a small but fierce team of gifting elves to ensure seamless fan-to-creator gifting while protecting user privacy and delivering a best-in-class customer experience.

Other business experience in the past three years:

- Employer: Dapper Labs
  Title: Underwriting Manager/Training & QA Manager Customer Support
  Dates of Service: June, 2021 - July, 2023
  Responsibilities: Evaluated and assessed risks related to potential partnership agreements, conducting comprehensive risk analysis, Know Your Business (KYB) assessments, and meticulous reviews of partnership applications. Oversaw continuous training and professional development of 50+ agents.

Name: Travis Richardson

Travis Richardson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technical Officer
  Dates of Service: September, 2020 - Present
  Responsibilities: Responsible for selecting, vetting, and implementing (or overseeing the implementation of) all technical solutions for LuxyList, including the current production web services and the migration to a new, more capable, system, and hiring and managing additional technical staff when necessary. Salary: $120,000 Equity compensation: 5%

Other business experience in the past three years:

- Employer: eyecom, inc
  Title: President / CEO
  Dates of Service: January, 2000 - May, 2024
  Responsibilities: Principal owner/operator of eyecom, which is my technical consulting company when I'm not working with a startup.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of

the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Luxylist s a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with the Company

LuxyList is an early stage company and the CEO does not currently receive a salary for her work, however, she is the principal security holder of the business. Although she has been and will continue to be compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The company expects to provide the CEO a salary once the business has achieved additional growth and is earning consistent revenue.

Investing in LuxyList involves significant risks, particularly concerning the contingent distribution obligation tied to revenue thresholds.

If LuxyList generates more than $1 million in annual revenue, it is contractually obligated to distribute a portion of its revenue to investors in direct proportion to their ownership stakes. This obligation could limit LuxyList's ability to reinvest profits back into the business, thereby constraining growth potential and operational flexibility. Additionally, if revenues fluctuate or fail to consistently exceed $1 million, the uncertainty surrounding the timing and amount of distributions may affect the overall return on investment and the company's financial stability. Investors should consider the potential impact of this obligation on LuxyList's financial health and long-term strategic goals.

Risk of Anti-Dilution Rights and Impact on Future Financing
Investors should be aware that a shareholder holds a contractual anti-dilution right to maintain 15% ownership in the Company, which could lead to significant dilution of other shareholders' interests, including those of new investors. This provision may also restrict the Company's ability to raise future capital and impose additional administrative burdens. These factors could adversely impact the value of your investment and the Company's growth potential. For more details, please refer to the "Company Securities" section of this offering statement.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Shantel Evans	6,000,000	Common Stock	85.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note #1, Convertible Note #2, Convertible Note #3, and SAFE #1. As part of the Regulation Crowdfunding raise, the Company will be offering up to 726,470 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,058,822 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which contain a voting proxy.

Material Rights

Stock Options:

The total amount outstanding includes:

Issued options: 776,470

Balance remaining for Employee Stock Option Plan: 282352

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

In connection with an investment agreement with an investor from May 2024, the company must fulfill certain items for this investor that may affect Investors in this offering and the business's operations.

1. Risk of Revenue-Based Payment Obligation

Investors should be aware that the Company has an agreement with a shareholder that requires the Company to pay a fee equivalent to the shareholder's percentage ownership of the Company's shares if the Company generates over $1 million in revenue. This payment obligation could significantly reduce the Company's available cash flow, particularly during periods of high revenue, potentially impacting the Company's ability to reinvest in growth or meet other financial obligations. As a result, this arrangement could limit the Company's financial flexibility and adversely affect its long-term prospects. Investors are encouraged to consider these factors carefully when evaluating this investment opportunity.

2. Risk of Anti-Dilution Rights and Impact on Future Financing

Investors should be aware that a shareholder of the Company holds a contractual anti-dilution right, which requires the Company to issue additional shares to this shareholder as necessary to maintain their 15% ownership in the Company. This anti-dilution provision could have significant implications for the Company's future operations and financial structure.

Potential Dilution of Investor Ownership: The requirement to continually issue shares to maintain this shareholder's 15% ownership will result in the dilution of the ownership interests of other shareholders, including investors in this offering. This ongoing dilution could reduce the value of your investment over time.

Restrictions on Future Financing: The anti-dilution right may restrict the Company's ability to raise additional capital or enter into strategic partnerships in the future. Any future issuance of shares or financing agreements may require the Company to issue additional shares to the shareholder with the anti-dilution right, potentially leading to unfavorable terms for the Company in future deals. This restriction could limit the Company's flexibility in pursuing growth opportunities or obtaining necessary funding.

Increased Administrative Burden: The obligation to continually monitor and issue shares to the shareholder with anti-dilution rights imposes an ongoing administrative burden on the Company. This could divert resources and management attention away from the Company's core business operations, potentially impacting its overall performance and growth prospects.

Investors should carefully consider these risks when evaluating this investment opportunity. The anti-dilution rights held by the shareholder may negatively impact the value of your investment and could limit the Company's ability to grow and succeed in the future. Please review the Risk Factors section for additional risks in this offering.

Convertible Note #1

The security will convert into Common stock and the terms of the Convertible Note #1 are outlined below:

Amount outstanding: $50,699.00
Maturity Date: December 31, 2025
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Closing of a qualified financing round, sale of the company or all or substantially all its assets, or the maturity date

Material Rights

There are no material rights associated with Convertible Note #1.

Convertible Note #2

The security will convert into Common stock and the terms of the Convertible Note #2 are outlined below:

Amount outstanding: $73,500.00
Maturity Date: December 31, 2026
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Closing of a qualified financing round, sale of the company or all or substantially all its assets, or the maturity date

Material Rights

There are no material rights associated with Convertible Note #2.

Convertible Note #3

The security will convert into Common stock and the terms of the Convertible Note #3 are outlined below:

Amount outstanding: $17,238.00
Maturity Date: December 31, 2025
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Closing of a qualified financing round, sale of the company or all or substantially all its assets, or the maturity date

Material Rights

There are no material rights associated with Convertible Note #3.

SAFE #1

The security will convert into Common stock and the terms of the SAFE #1 are outlined below:

Amount outstanding: $32,000.00
Interest Rate: %
Discount Rate: 20.0%

Valuation Cap: $50,000,000.00
Conversion Trigger: Liquidity Event or Dissolution Event

Material Rights

There are no material rights associated with SAFE #1.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 200
  Use of proceeds: N/A
  Date: September 04, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,058,622
  Use of proceeds: N/A
  Date: February 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,699.00
  Use of proceeds: operations
  Date: September 20, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $73,500.00
  Use of proceeds: Operations
  Date: December 15, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $17,238.00
  Use of proceeds: operations
  Date: September 20, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $32,000.00
  Use of proceeds: operations
  Date: February 03, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2022 was $1,297,886 compared to $482,200 in fiscal year 2023.

Revenue volume was higher in 2022 in the first year because LuxyList grew quickly. However, due to that quick growth, the company was not prepared operationally to have this happen. Our business structure was unbalanced and for 2023 we reduced operations and costs to reflect better practices and procedures. This had the effect of reducing revenues for 2023, but the structure of the business was corrected and is now more efficient moving forward. Technical improvements such as automation of the order processing have also been made and our cost structure is now balanced and primed for sustainable growth. Since mid 2021, LL has generated over 2.5 million worth of revenue in total.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,071,043 compared to $555,022 in fiscal year 2023.

Revenue volume was higher in 2022. The growth and the business structure were unsustainable. Our business structure was unbalanced and for 2023 we reduced operations and costs to reflect better practices and procedures. As sales were reduced by 63% from 2022 to 2023 the corresponding cost of sales were reduced by 48% during the same time period.

Gross Margins

Gross margins for fiscal year 2022 were $226,843 compared to ($72,822).

Gross margins between 2022 and 2023 had a swing of ($299,665) compared to a drop in revenues of ($815,686). Although the gross margin was negative in 2023 Luxylist had stabilized the company structure even though revenues were reduced by 63% year to year. Extensive technical work to reduce operational costs was initiated. This work has now set the operations up to be substantially automated as compared to a fully manual set up. Luxylist can now deal with more orders and greater volume than in 2022.

Expenses

Expenses for fiscal year 2022 were $405,719 compared to $360,071 in fiscal year 2023.

Operating expenses were reduced by $45,648 between 2022 and 2023. These operating expenses reflect the core expenses and are considered the baseline for moving forward. Without adding substantially to the core expenses Luxylist is now able to grow revenues with a sustainable operational expense basis.

Historical results and cash flows:

The Company is currently in the growth stage with a proven concept. In less than 3 full years of operating Luxylist has generated real revenues of over $2million. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Luxylist has weathered the initial business volume, contained and set its baseline operational expenses and understands how its business model fits into the gifting landscape. Technical improvements completed towards the end of 2023 will reduce operating costs due to automation of the handling and ordering process, something that was not available to Luxylist in 2022 or 2023. Past cash was primarily generated through a combination of revenues and investments. Our goal is to expand now using marketing initiatives (no marketing initiatives were employed to generate revenues of over $2million so far). We can expand knowing we understand the gifting landscape and have a sustainable business structure in place. Moving forward we see the cash flows improving as debt structure has been modified and reduced substantially. The form of debt financing used up to end of 2023 resulted in substantial interest payments and these debts are now being paid off and reduced substantially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of JUly 2024, the company had $50k in working capital. In 2023, Luxylist had a net cash amount of $311,901 provided by financing activities, the Company will continue to attract investment. No bank loans or lines of credit were utilized in 2022 or 2023. After the fundraise is consolidated Luxylist would be able to obtain a competitive line of credit with its current bank facility. The founder of Luxylist has provided substantial investment and will continue to support the business as necessary moving forward.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the operations moving forward and allow marketing initiatives to be implemented. This in addition to the technical automation process will allow efficient use of cash resources directly generating substantial growth and revenues with a subsequent positive impact on margins. The alternative is for Luxylist to continue to attract investors via convertible notes and other forms of private investment.

The campaign also allows key employees and colleagues to participate fully committed in the growth of the company. As part of the campaign an employee stock option program has been developed that will reward future growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. If campaign funds are not available, then as in the past we will have private investors provide added investment in the form of convertible notes or direct purchase of shares. Our goal is for the crowdfunding campaign to be the primary source of funds moving forward allowing a more equitable form of investment and business structure with the issuance of shares. If successful of the total funds that our Company has, 80-90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Even if the Company only raises the minimum offering amount, we anticipate the Company will be able to continue to operate moving forward. Cash will be provided from revenues, added private investors and campaign funds. With an operational expense burn rate of $40,000 per month then cash investments/revenues from various sources of $500,000 would support a full year of revenue generating operations. Luxylist has generated over $2,500,000 in revenues since starting mid 2021.

We see a long-term future for Luxylist even if only the minimum raise is achieved.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to continue to operate moving forward. In addition to the substantial campaign funds, cash will be provided from revenues. With an operational expense burn rate of $40,000 per month then the raised funds ($1,200,000) just themselves would provide 30 months support. This does not account for the added revenues that would be generated that would extend the longevity of Luxylist even further. Luxylist has generated over $2,500,000 in revenues since starting mid 2021.

We believe a maximum raise would secure the long-term future of Luxylist.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital but would not be adverse to conducting an additional future raise if the business growth would benefit and it made sense to shareholders.

Indebtedness

- Creditor: Loan Agreement- David Neil Sinclair
  Amount Owed: $65,442.00
  Interest Rate: 0.0%

- Creditor: 2023 Convertible Note -David Sinclair
  Amount Owed: $67,937.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2025
  The Notes shall convert into shares of common stock of the Company upon the occurrence of any of the following events • The closing of a qualified financing round • The sale of the Company or all or substantially all of its assets; or • The maturity date of the Note A "qualified financing round" shall mean a round of financing in which the Company raises at least Two Million Dollars ($2,000,000) from accredited investors at a valuation of at least Twelve Million Dollars ($12,000,000). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

- Creditor: 2023 Convertible Note -Louis Camilleri
  Amount Owed: $73,500.00
  Interest Rate: 5.0%
  Maturity Date: December 15, 2026
  The Notes shall convert into shares of common stock of the Company upon the occurrence of any of the following events • The closing of a qualified financing round • The sale of the Company or all or substantially all of its assets; or • The maturity date of the Note A "qualified financing round" shall mean a round of financing in which the Company raises at least Two Million Dollars ($2,000,000) from accredited investors at a valuation of at least Twelve Million Dollars ($12,000,000). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

- Creditor: SAFE I
  Amount Owed: $32,000.00
  Interest Rate: 0.0%
  During the year, the Company issued $ 32,000 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE"). The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to

ASC 480 in other long-term liabilities.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,999,997.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $173,437 in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Investors should be aware that a shareholder holds a contractual anti-dilution right to maintain 15% ownership in the Company, which could lead to significant dilution of other shareholders' interests, including those of new investors. This provision may also restrict the Company's ability to raise future capital and impose additional administrative burdens. These factors could adversely impact the value of your investment and the Company's growth potential. For more details, please refer to the "Company Securities" and "Risk Factors" sections of this offering statement.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  5.0%
  We will use 5% of the funds raised to purchase inventory in preparation of expansion. (Note Luxylist does not hold inventory in its business model)

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Sales and marketing and customer service. Wages to be commensurate with training, experience and position.

- Working Capital
  25.0%

We will use 25% of the funds for working capital to cover expenses for the business expansion as well as ongoing day-to-day operations of the Company.

- Marketing our StartEngine Raise
  5.0%
  We will use 5% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  15.0%
  We will use 15% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, social media campaigns, email marketing, public relations, trade shows and other promotional activities.

- Operations
  29.0%
  We will use 30% of the funds to enhance our operational infrastructure, reduce debts etc. This includes upgrading and constantly improving technology, improving supply management and customer services as well as maintaining security requirements and ensuring compliance with all regulations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://luxylist.it (https://luxylist.it/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/luxylist

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LuxyList Inc.

[See attached]

LUXYLIST, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
LuxyList, Inc.
New York, New York

We have reviewed the accompanying financial statements of LuxyList, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

July 5, 2024
Los Angeles, California

LUXYLIST, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ -	$ 175,411
Total Current Assets	**-**	**175,411**
Property and Equipment, net	6,000	8,000
Total Assets	**$ 6,000**	**$ 183,411**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 651	$ -
Current Portion of Loans and Notes	65,000	-
Forward Financing	188,815	-
Total Current Liabilities	**254,466**	**-**
Loans and Promissory Notes, net of current portion	-	278,665
Simple Agreement For Future Equity	34,667	-
Convertible Note	137,000	-
Accrued Interest	4,436	-
Total Liabilities	**430,569**	**278,665**
STOCKHOLDERS EQUITY		
Common Stock	259,517	91,766
Accumulated Deficit	(684,086)	(187,020)
Total Stockholders' Equity	**(424,569)**	**(95,254)**
Total Liabilities and Stockholders' Equity	**$ 6,000**	**$ 183,411**

See accompanying notes to financial statements.

LUXYLIST, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 482,200	$ 1,297,886
Cost of Goods Sold	555,022	1,071,043
Gross (Loss)/Profit	**(72,822)**	**226,843**
Operating Expenses		
General and Administrative	358,595	405,719
Sales and Marketing	1,476	-
Total Operating Expenses	**360,071**	**405,719**
Operating Loss	**(432,893)**	**(178,876)**
Interest Expense	146,149	47,071
Other Income	81,976	17,863
Loss Before Provision For Income Taxes	**(497,066)**	**(208,084)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (497,066)**	**$ (208,084)**

See accompanying notes to financial statements.

LUXYLIST, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	**200**	**$ -**	**$ 21,064**	**$ 21,064**
Capital Contribution		91,766		91,766
Net Loss			(208,084)	(208,084)
Balance—December 31, 2022	**200**	**$ 91,766**	**$ (187,020)**	**$ (95,254)**
Capital Contribution		167,751		167,751
Net Loss			(497,066)	(497,066)
Balance—December 31, 2023	**200**	**$ 259,517**	**$ (684,086)**	**$ (424,569)**

See accompanying notes to financial statements.

LUXYLIST, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (497,066)	$ (208,084)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	2,000	2,000
Fair Value In Excess Of Stated Value Of Derivative Instrument	2,667	
Changes In Operating Assets And Liabilities:		
Accrued Interest	4,436	-
Credit Cards	651	-
Net Cash Used In Operating Activities	**(487,312)**	**(206,084)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Property And Equipment	-	(10,000)
Net Cash Used In Investing Activities	**-**	**(10,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Forward Financing	188,815	-
Capital Contribution	167,751	91,766
Borrowing On Promissory Notes And Loans	65,000	278,665
Repayment Of Promissory Notes And Loans	(278,665)	-
Borrowing On Convertible Notes	137,000	-
Borrowing On Safes	32,000	-
Net Cash Provided By Financing Activities	**311,901**	**370,431**
Change In Cash And Cash Equivalents	(175,411)	154,347
Cash And Cash Equivalents—Beginning Of The Year	175,411	21,064
Cash And Cash Equivalents—End Of The Year	**$ (0)**	**$ 175,411**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 146,149	$ 47,071

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The company was incorporated on August 28, 2020, in the state of New York. The financial statements of LuxyList, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The Company operates a secure social gifting platform for online personalities and their fans. Listers ("Wishlist owners") build public wish-lists of items they desire (think dream vacations, experiences, luxury fashion and jewelry). Fans ("Gifters") browse these wish-lists and purchase gifts for their favorite creators directly through LuxyList. We act as a secure intermediary personal shopper, handling all financial transactions and logistics of ordering the gift with the merchant and ensuring it arrives to the Wishlist owner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

· In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.

· Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

· Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $1,476 and $0, which is included in sales and marketing expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 5, 2024, which is the date the financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Equipment	$ 10,000	$ 10,000
Property and Equipment, at cost	**10,000**	**10,000**
Accumulated Depreciation	(4,000)	(2,000)
Property and Equipment, net	**$ 6,000**	**$ 8,000**

Depreciation expense for the years ended December 31, 2023 and 2022 was $2,000 and $2,000, respectively.

4. DEBT

Loans Payable

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Fixed Fee	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
						Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Stripe Loan	$ 113,400	0.00%	$ 18,030	2022	2023	$ -	$ -	$ -	$ -	$ 74,665	$ 74,665
Stripe Loan	204,000	0.00%	10,754	2022	2023	-	-	-	-	204,000	204,000
Loan Agreement- David Neil Sinclair	35,000	8.00%	-	2023	2024	35,238	-	35,238	-	-	-
Loan Agreement- David Neil Sinclair	30,000	8.00%	-	2023	2024	30,204	-	30,204	-	-	-
Total						$ 65,442	$ -	$ 65,442	$ -	$ 278,665	$ 278,665

Convertible Notes

In 2023, the Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note -David Sinclair	$ 50,000	5.00%	09/20/2023	12/31/2025	$ 699	$ 50,000	$ 50,699
2023 Convertible Note -Louis Camilleri	70,000	5.00%	12/15/2022	12/31/2026	3,500	70,000	73,500
2023 Convertible Note -David Sinclair	17,000	5.00%	09/20/2023	12/31/2025	238	17,000	17,238
Total					$ 4,436	$ 137,000	$ 141,436

The Notes shall convert into shares of common stock of the Company upon the occurrence of any of the following events
- The closing of a qualified financing round
- The sale of the Company or all or substantially all of its assets; or
- The maturity date of the Note

A "qualified financing round" shall mean a round of financing in which the Company raises at least Two Million Dollars ($2,000,000) from accredited investors at a valuation of at least Twelve Million Dollars ($12,000,000). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

In 2023, the Company has issued a SAFE agreement:

SAFE	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31,	
					2023	2022
SAFE I	$ 32,000	Fiscal Year 2023	$ 50,000,000	20%	$ 32,000	$ -
Fair Value In Excess Of Stated Value Of Derivative Instrument					2,667	-
Total					$ 34,667	$ -

During the year, the Company issued $ 32,000 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE"). The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Forward Financing

During the year 2023, the Company entered into an agreement for the purchase and sale of a future receipt with Flash Funding in the amount of $71,500. It bears origination fee of $4,290. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $66,815 and the entire amount is classified in current liabilities.

During fiscal year 2023, the Company entered into a revenue-based financing agreement with Fundworks, LLC, in the amount of $72,000. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $63,705 and the entire amount is classified in current liabilities.

During fiscal year 2023, the Company entered into a payment right purchase and sale agreement with Fundworks, LLC, in the amount of $60,000. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $58,295 and the entire amount is classified in current liabilities.

5. EQUITY AND CAPITALIZATION

The Company is authorized to issue 200 shares of common stock with no par value. As of December 31, 2023, and 2022, 200 shares of common stock, respectively, have been issued and were outstanding.

Each unit of common stock is entitled to one vote and holders of common stock are not entitled to dividend distributions. In case of liquidation, the common stockholders' right to net assets of the Company are subordinate to loans from lenders.

6. INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,		2023		2022
Net Operating Loss	$	(136,693)	$	(57,223)
Valuation Allowance		136,693		57,223
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(192,438)	$	(55,745)
Valuation Allowance		192,438		55,745
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $699,775. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023 and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023 and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

9. SUBSEQUENT EVENTS

In 2024, the outstanding balance on the forward financing debt under the agreement with Flash Funding has been reduced to $50,000. The company fully repaid the forward financing from the payment rights purchase and sale agreement signed with Fundworks, LLC. Additionally, the outstanding balance on the revenue-based financing agreement with Fundworks, LLC, has been reduced to $32,000.

On July 2, 2024, the Company restated its Articles of Incorporation in the state of Delaware to make the following changes: (i) increase the authorized number of shares of Common Stock from Two Hundred (200) with no par value to Fifteen Million (15,000,000) with no par value, and (ii) declare a Thirty Thousand (30,000) for One (1) forward stock split of the Company's issued and outstanding Common Stock, converting each share into 30,000 shares, resulting in a total of 6,000,000 shares that have been issued and outstanding.

The Company authorized the 2024 Equity Incentive Plan. The Company reserved 1,058,823 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

10. GOING CONCERN

The Company is in the growth stage and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company's current liabilities exceed the current assets and the Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary.

These proposed capital raises will enable the Company to restructure its debts and allow for technical improvements, marketing campaigns and operational efficiencies which will result in revenue growth, improved margins and better working capital management. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



LuxyList is taking reservations for a possible, upcoming round. Indicate interest today.

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RESERVE NOW ⓘ

GET A PIECE OF LUXYLIST

The Future of Fandom is Gifting

LuxyList makes it easy for fans to send gifts to their favorite content creators across all platforms.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



Unlocking the Power of Fan Gifting
LUXYLIST™

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OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED ⓘ
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RESERVATIONS

REASONS TO INVEST



GROWTH: Processing over $2M in gifts within two years, fulfilling more than 10K dreams, and fostering a vibrant community of over 9K creators and fans.

OPERATING AT THE CENTER OF 3 BOOMING MARKETS: The creator economy market ($103.8B in 2022), the luxury goods market ($284B in 2023), and the gifting industry market ($14B projected for 2024).

BY CREATORS FOR CREATORS: LuxyList is black woman-owned and operated with a diverse mix of creative talent and tech veterans.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Shantel Devonne Evans • CEO & Founder

Heartfelt connections are Shantel Evans' gift. This self-described romantic finds magic in perfectly chosen presents that deepen bonds. "Gifting is about connection," she shares. "It's the joy of making someone, even a stranger, feel truly seen and special."





Donia Christine Love • Consulting COO

Right hand to the CEO & leader to the team of gifting elves that bring the magic of fan-to-creator gifting to life, all while ensuring privacy & a top-notch customer experience (it's like being Santa Claus year-round).





Travis Richardson • Chief Technical Officer

20+ years of software development, tech consulting, and project management experience with a focus on user friendly, secure, and privacy preserving systems that balance technical requirements with business needs.

THE PITCH

Revolutionizing Gifting in the Creator Economy



Transforming How Fans and Creators Connect
Luxylist makes it easy for fans to securely send gifts to their favorite creators across all platforms.
Hermès Oasis Sandal
$940.00
SEND GIFT
Sonos Ace Headphones
$449.00
SEND GIFT
Louis Vuitton Keepall Ba...
SEND GIFT
Gucci Cat-Eye Sunglasses
$495.00
SEND GIFT
Polestar 2
SEND GIFT
Spa Package At Azure Pal...
$500.00
SEND GIFT
9:41
luxylist.it
You helped me take the trip of my dreams!
Let them know why you love the gift!
file_name.avi
Remove
SUBMIT

LuxyList is a secure gifting platform that lets fans **directly gift** creators what they **truly want**. Creators can curate dream gift registries without ever sharing their address, while fans discover and send thoughtful gifts, fostering deeper connections. Our secure platform ensures everyone wins: creators receive the gifts they desire, and fans experience the joy of giving something truly meaningful.

By bridging the booming creator economy, luxury goods, and gifting industries, LuxyList capitalizes on three rapidly growing markets. LuxyList has processed over $2 million in gifts within two years, fulfilling 10,000+ dreams and building a community of 9,000+ creators and fans. Our experienced team, led by CEO Shantel Evans, includes creative talent such as models, artists, performers, and tech veterans, championing diversity and female leadership in tech.

THE OPPORTUNITY

Beyond the "Like Button": Fans Crave Meaningful Ways to Support Creators



Why LuxyList Stands Out

🔒 **Safe and Private**

Creators can receive luxury gifts without sharing their legal name or address with Gifters, ensuring complete safety & privacy.

▣ **Unlimited Gifting Options**

Unlike traditional registries, LuxyListers can add the gifts they want from any online retailer.

🎁 **Focus on Physical Gifts**

Tipping is SO 2020...
The future of fandom is gifting.

The Problem: Today's creator economy offers limited ways for fans to show genuine appreciation. Existing options prioritize convenience over connection. Many platforms force creators to choose between privacy risks and impersonal cash donations. This creates a disconnect – fans want to give something meaningful, and creators deserve gifts they truly desire.

LuxyList is the Solution: Creators curate dream gift registries, without ever sharing an address. Fans discover and send thoughtful gifts, fostering deeper connections. Personalized thank-you videos from creators fuel fan loyalty. Our secure platform ensures everyone wins. Creators receive gifts they desire, and fans experience the joy of giving something truly meaningful.



Misty Marks
A worldly soul traveling the earth to experience it ALL!
My Wishlist
Gifted Items
ADD ITEM
Hermès Oasis Sa...
$940.00
Sonos Ace Head...
$449.00
SEND GIFT
SEND GIFT
Louis Vuitton Ke...
Polestar 2

Step 1

Seamlessly link your must-haves.
You can add luxury items, experiences like spa days, and every gift in between!



9:41
luxylist.it
New Gift!
GUCCI
Tortoise Wide Sunglasses
Say Thank You
VIDEO
MESSAGE

Step 2

Receive gifts with peace of mind! LuxyList will never disclose your private information with the gifter.



luxylist.it
Thank You Video
Would you like to add a message?
SEND

Step 3

Say "Thank You" with a personalized text or video message when you receive a gift!

THE MARKET & OUR TRACTION

The Sweet Spot: Gifting Meets Creator Economy & Luxury

We believe LuxyList is uniquely positioned to capitalize on the intersection of three rapidly growing markets: the creator economy, luxury goods, and the gifting industry.

The global creator economy was valued at $103.8 billion in 2022 and is projected to reach $485.3 billion by 2030, growing at a CAGR of 21.3%.[1] LuxyList empowers millions of fans on platforms like YouTube, Twitch, and Instagram to move beyond generic likes and directly gift their favorite creators the luxury items they truly desire.



$103.8B

in 2022

Creator
Economy
Market

$284B

in 2023

Luxury
Goods
Market

$14B

projected for 2024

Gifting Industry Market

Source / *Source* / *Source*

The global luxury goods market, valued at $284 billion in 2023, is expected to grow to $392.4 billion by 2030, with a CAGR of 4.7%.[2] LuxyList offers investors a unique opportunity to tap into this multi-billion dollar industry by facilitating meaningful gifting of high-end products, from jewelry and designer fashion to exclusive travel experiences.

Global *Gifting* Market Projection

$14 Billion ›› $17.13 Billion
by the end of 2024   by 2029

Source

The global gifting market, estimated to reach $14 billion by end of 2024, is expected to grow to $17.13 billion by 2029, with a CAGR of 4.12%.[3] LuxyList champions emotional connections in the gifting industry, creating lasting memories and strengthening the bond between creators and their most dedicated supporters.



$2 Million
in gifts processed in 2 years

9,000
A thriving community of 9,000 creators and fans

Since its launch in 2021, LuxyList has grown to a vibrant community of 9,000 users. Over the past two years, we've processed more than $2 million in gifts and fulfilled over 10,000 dreams. In 2024 alone, we've already generated $415,000 in revenue.

We charge a 15% commission on the value of every gift purchased. Additionally, we leverage strategic merchant partnerships to generate commissions on every sale, creating a robust and sustainable revenue stream.

Fueling the Future of Fan Gifting

> "I love your team, genuinely! Thank you so much for being *prompt, communicative, and flexible* with the wishlist service. "
>
> — *Sarah King*

> "I've found a new love in LuxyList. The thoughtfulness of someone going through my list and selecting gifts that resonate with me is just **SWOON WORTHY**! This gesture truly warms my heart! "
>
> — *Megan Duvall*

> "*LuxyList has never let me down,* I really appreciate all the effort they've put in to ensure that my gifted items are always received. I'm theirs for LIFE! "
>
> — *Reagan Riley*

**The above testimonials may not be representative of the opinions or experiences of other LuxyList users and are not a guarantee of future performance or success.*

Looking ahead, LuxyList aims to be at the forefront of the creator economy. Here's how we plan to leverage funds from this raise to unlock our full potential:

Technology:

- **Partnering with Shopify** – We are migrating our tech over to one of the most trusted brands in e-commerce.
- **AI Integration** – Upgrading how our UX works and enhancing the user experience on both sides, driving higher conversion rates.
- **Curated Multi-List Functionalities** – Creators will be able to curate multiple wishlists for different occasions or goals. This will cater to diverse fan preferences and encourage larger gift contributions.
- **Seamless 3rd Party Platform Integration** – Streamlining the gifting experience by integrating LuxyList with popular social media & creator platforms. Fans will be able to discover creators and send gifts directly within the platforms they already use.
- **Automated Ordering System Optimization** – Investing in further automation and efficiency to ensure a smooth and error-free ordering experience for both creators and fans.
- **Group Gifting** – Allows fans to pool resources to contribute towards larger, more impactful gifts.

Growth:

- **Expand our LuxyList Community** – We aim to expand our reach into new segments, including podcasters, educators, entertainers, and rising stars across various platforms.
- **Merchant Partnership Expansion** – We plan to develop strategic partnerships with a wider range of luxury and aspirational brands, offering creators a diverse selection of high-quality gifts to add to their lists.

Brand:

- **The LuxyList Glow Up** – After 2 years and over 10,000+ wishes fulfilled, it's time to update our look and voice to be more reflective of the community we serve.

By investing in these initiatives, you're not just supporting LuxyList; you're investing in the future of fan-creator connections and a more diverse and inclusive tech economy. Our vision is to create a thriving ecosystem where fans can meaningfully support creators and creators will be rewarded and inspired to continue to create and flourish, while fostering deeper connections with their supporters.

Help us fuel the future of fan gifting, invest in LuxyList today.

ABOUT

HEADQUARTERS
**244 5th Ave, S219
New York, NY 10001**

WEBSITE
View Site 🔗

LuxyList makes it easy for fans to send gifts to their favorite content creators across all platforms.

PRESS



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Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$249

Testing The Waters

5% bonus shares

$500

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Invest $500 + and receive Verified owners badge Shout out on our recognition page Beta access to LL 2.0 Early access to all new features

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Tier 5 Perk:

Invest $50,000+ and receive 15% bonus shares + Beta access to LL 2.0*Early access to all new features + Shout out on our recognition page + Verified owner profile badge + Merch: Tshirt + Tote 'Luxy' Bag + 1000 gift credits + **Lifetime PRo membership when launched for you and 5

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials


Black-Owned   LL 2.0   Updates

Invest in LuxyList: Own a Piece of the Future You've Helped Create

Add comment – 3 days ago – 3 min read



Imagine a world where the platforms you help build, the ones you pour your time, energy, and creativity into, actually give something back. A world where your contributions are not just acknowledged but rewarded in a tangible way—where you're not just a user but a true partner in the success of the very platform you helped thrive.

This isn't just a dream—it's the future we're building at LuxyList. In a few days….LuxyList is launching an investment campaign with StartEngine, and we want you to be a part of it.

The Problem: Users Deserve More Than Just a Platform

For too long, the people who drive the success of multi-billion-dollar platforms—whether by creating content, engaging with communities, or supporting their favorite creators—have been left out when it comes to ownership. You've helped build these platforms, yet when it comes to sharing in their success, you're often left behind.

It's time for that to change.

At LuxyList, we've always believed in doing things differently. We're not just building a platform; we're building a community. A community where everyone—whether you're creating, sharing, or gifting—contributes to the platform's growth and deserves a share in its success.

The Opportunity: Become a True Partner in LuxyList's Success

We've listened to you. Through countless interviews, feedback sessions, and conversations, we've heard your desires, your pain points, and your aspirations. You've told us what you want to see next, and we're ready to deliver. But to make this vision a reality, we need more than just your support—we need your partnership.

This is why we're thrilled to invite you to invest in LuxyList through our upcoming crowdfunding raise. This isn't just an investment in a platform;

Fan Gifting Central

Make sure to subscribe and be the first to know about new features, luxury give-aways, and exclusive members only events.

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Topics

Amazon Wishlists	2
Art	1
Black-Owned	3
Fashion	5
Fitness	1
Gift Guide	9
Giveaway	1
Jewelry	1
Lifestyle	8
LL 2.0	1
Motivation	6
OnlyFans	1
Privacy	2
Recipes	1
Safety	5
Security	1
Uncategorized	11
Updates	3

Let's get social

We're a team of luxury loving creators that built something we needed: an easy safe way to get gifts from our



GIFTING IS THE FUTURE OF FANDOM

Your contributions have not only enriched our platform but also helped build a vibrant community of engaged fans. As we look toward an exciting future, we invite you to deepen your involvement by becoming a founding investor.

Exclusive Opportunity: Invest in LuxyList with StartEngine

LuxyList is launching an investment campaign with StartEngine, and **we believe that creators like you should have the opportunity to own a part of the platforms you help make successful**.

By committing to invest, you'll gain **access to exclusive benefits not available to the general public**:

- **Secure Bonus Shares:** As a token of our gratitude for your continued support and contributions, you'll receive an extra 10% in bonus shares on any investment made during the campaign.
- **Priority Access:** Get early access to our investment campaign, ensuring you don't miss out on the opportunity to become a part of LuxyList's future at this pivotal moment.
- **Be a Founding Investor:** This is your chance to be recognized not just as a customer, but as a shareholder—a visionary who is pivotal in shaping what LuxyList becomes.

Important: Confirm Your Preferred Email by August 25th

If this message has reached the email you will use for Start Engine, you're all set. If not, please click here to update your email address.

If we don't have the correct email by August 25th, you will not be able to claim your bonus.

Thanks for choosing us to make your gifting wishes come true!

Warm regards,

The LuxyList Team

Find Out More



* NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN



GIFTING IS THE FUTURE OF FANDOM

The platform you love for connecting with your favorite creators is about to take a big step forward and we want you to join us!

Exclusive Opportunity: Invest in LuxyList with StartEngine

LuxyList is launching an investment campaign with StartEngine, and we believe customers like you should have the opportunity to own a part of the platforms you help make successful.

Why Invest In LuxyList?

- **10,000 Wishes granted and counting**: In just two years, we've facilitated over $2 million in gift sales and fulfilled over 10,000 dreams, proving the power of our concept.
- **Secure Bonus Shares:** As a member of our community, you'll also receive 10% bonus shares on your investment.
- **Become a Founding Investor**: This is your chance to be part of a select group not only recognized as a customer, but as a shareholder—a visionary who is pivotal in shaping what LuxyList becomes.

Important: Confirm Your Preferred Email by August 25th

If this message has reached the email you will use for Start Engine, you're all set. If not, please click here to update your email address.

If we don't have the correct email by August 25th, you will not be able to claim your bonus.

Thanks for choosing us to make your gifting wishes come true!

Warm regards,

The LuxyList Team

Find Out More



* NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM.



direction, ensuring that it continues to serve your needs as a member of our community.



The Bigger Picture: Creating a Future Where Everyone Thrives

At LuxyList, we believe that everyone who contributes to our community should share in its success. Your involvement is what makes LuxyList special, and your success is our success. By investing in LuxyList, you're not just securing a stake in a platform—you're helping to create a future where everyone benefits from the value they bring to the table.

This crowdfunding raise is more than just an opportunity to invest; it's a chance to be part of something bigger. It's a chance to take ownership of the future you've been building all along.

We're ready to take LuxyList to the next level—and we want you to come with us.

Join Us

Let's create a world where users are more than just participants. Let's build a future where you're an owner, a partner, and a driving force behind the success of the platforms you help create. Together, we can make LuxyList not just a platform, but a community where everyone thrives.

Are you ready to own a piece of LuxyList? Join us, invest, and let's build the future together.





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Further reading



`Black-Owned` `Fashion` `Gift Guide` `Lifestyle`

February Festivities: A LuxyList Guide to the Season of Gifting

7 months ago



`Uncategorized` `Updates`

Your Voice, Our Future: LuxyList 2.0 Is On the Horizon

9 months ago



`Updates`

Feature Update: Checkout Using LuxyCredits

March 7, 2023



`Black-Owned` `Fashion` `Gift Guide`

10 Black-Owned Brands that are Luxylist must-adds!

Let's Be Friends



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